

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Zhang Mingwei
Chief Financial Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue
Flushing, NY 11354

 Re: Sino-Global Shipping America, Ltd.
 Form 10-K: For the Fiscal Year Ended June 30, 2010
 File No. 001-34024
 Filed September 28, 2010

Dear Mr. Zhang:

 We have completed our review of your filing and do not have any further comments at this time.

 Sincerely,

 Lyn Shenk
 Branch Chief